SA Funds – Investment Trust (the “Trust”)

Multiple Share Class Plan under Rule 18f-3
(the “Plan”)

I. Introduction

The Plan applies to each series of the Trust (each, a “Fund”). As determined by the Board of Trustees, each Fund may issue multiple classes of shares in accordance with the Plan.

Each class of shares of a Fund will have the same relative rights and privileges and be subject to the same sales charges, fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more classes shall be borne by such classes. The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a class of shares are appropriate and amend the Plan accordingly without the approval of shareholders of any class pursuant to Section VII herein. Unless a class of shares is otherwise designated, it shall have the terms set forth below with respect to Investor Class shares.

II. Share Class Descriptions

Investor Class Shares

Investor Class shares are sold at NAV without a sales charge. Investor Class shares are subject to a fee under the Shareholder Service Agreement between the Trust and LWI Financial Inc. (the “Adviser”). The minimum initial purchase amount of Investor Class shares is generally $100,000 across all of the Funds with no minimum for subsequent investments. In the Adviser’s discretion, the minimum initial purchase amount may be applied across all assets of the investor under administration with the investment advisor or may be reduced.

Select Class Shares

Select Class shares are sold at NAV without a sales charge. Select Class shares are subject to a fee under the Shareholder Service Agreement between the Trust and the Adviser. Select Class shares are available to investors that invest through the Adviser’s Strategist Program. The minimum initial purchase amount of Select Class shares is generally $100,000 across all of the Funds with no minimum for subsequent investments. Select Class shares are also available to: (1) investors who invest through the Adviser’s Turn-key Asset Management Program and who have invested at least [$500,000] across all of the Funds; (2) investors who invest through a unified managed account program sponsored by the Adviser and who have invested at least [$500,000] in a model portfolio that includes one or more of the Funds; and (3) investors who are clients of investment advisors whose clients have in aggregate invested at least [$20,000,000] in the Funds and other accounts managed by the Adviser. In the Adviser’s discretion, the minimum initial purchase amount may be applied across all assets of the investor under administration with the investment advisor or may be reduced.

III. Class Fees and Expenses

Fees and expenses incurred by the Funds are treated as class expenses to the extent described in a Fund’s prospectus and statement of additional information.

IV. Expense Allocation

Expenses that are treated as class expenses under the Plan will be borne by a Fund’s respective share classes. Fund expenses will be allocated daily to the respective share classes in accordance with Rule 18f-3(c) (as now or hereafter in effect) under the Investment Company Act of 1940, as amended (the “1940 Act”), subject to the oversight of the Board of Trustees.

V. Exchange Privileges/Conversion

Certain classes of shares of a Fund may be exchanged for other classes of shares of either the same or a different Fund to the extent permitted by each Fund and pursuant to applicable conditions, as described from time to time in the then-current prospectuses and statements of additional information for such shares.

A shareholder’s Investor Class shares in a Fund may be automatically converted by the Adviser to Select Class shares of the same Fund (if available), provided that following the conversion the shareholder meets the eligibility requirements for Select Class shares and receives services consistent with Select Class shares. Any such conversion will occur at the respective net asset values of the share classes next calculated after the Adviser’s conversion, without the imposition of any charge. Such automatic conversions may occur on a periodic, or one-time basis. Automatic conversions may occur at different times due to the differing mechanisms through which an account is funded or meets the required investment minimum. Automatic conversions may not apply to certain types of accounts, at the discretion of the Adviser or as set forth in the relevant Fund’s Prospectus.

VI. Waiver or Reimbursement of Expenses

Expenses may be waived or reimbursed by any adviser, sub-adviser, principal underwriter or other provider of services to a Fund without the prior approval of the Board of Trustees.

VII. Effectiveness of Plan and Amendments

Except as otherwise provided by applicable law, the Plan may be adopted, amended or repealed without the approval of shareholders of any class by votes of a majority of both (a) the Trustees of the Trust and (b) the Trustees who are not “interested persons” of the Trust, as such term is defined in the 1940 Act.

VIII. Limitation of Liability

The Trustees of the Trust and the shareholders of each Fund shall not be liable for any obligations of the Trust or any Fund under the Plan, and the administrator or any other person, in asserting any rights or claims under the Plan, shall look only to the assets and property of the Trust or such Funds in settlement of such rights or claims, and not to any Trustee or shareholder.

Adopted:	December 28, 2016

Revised:	July 1, 2017
[___ __, 2017]